FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Telefónica – Effect of the Venezuelan devaluation	3

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (“Telefónica”), as provided in article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the decision taken by the Government of Venezuela on February 8, 2013, in connection with the devaluation of the bolivar from 4.3 bolivars per dollar to 6.3 bolivars per dollar, the Company announces the effects of this devaluation for the Telefónica Group.

As required by International Financial Reporting Standards (IFRS), the devaluation is a subsequent event to 2012 year-end that does not require modifying the exchange rate used to translate the financial information of 4.3 bolivars per dollar.

In this regard, the decision adopted by the Venezuelan Government only affects the estimations made by the Group on the liquidation value of the net foreign currency position related to the investments in Venezuela, whose impact on the 2012 financial year amounts to an approximate pre-tax loss of 438 million euros, with no impact on debt.

The new exchange rate of 6.3 bolivars per dollar will be used from 2013 in the translation of the financial information of the Venezuelan companies, being the main aspects to consider the following:

•

The decrease in the net assets of the Telefónica Group in Venezuela as a result of the translation to euro using the new exchange rate to be recognized in equity of the Group, for an approximate amount of 1,000 million, based on the net assets as of December 31, 2012.

•

As part of the aforementioned decrease, there will be a reduction on the euro value of the net financial assets denominated in bolivars, for approximately 873 million euros, considering the existing balance as of December 31, 2012.

•	The results and cash flows from Venezuela will be translated at the new devalued exchange rate from January 1, 2013.

Madrid, February, 15, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 15th , 2013	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
Name: Ramiro Sánchez de Lerín García-Ovies
Title: General Secretary and Secretary to the Board of Directors